April 10, 2009

Mathew G. Rule, President
Denali Concrete Management, Inc.
251 Jeanell Drive   Suite 3
Carson City, NV 89703

   RE: **Denali Concrete Management, Inc. ("the company")**
        Form 10-K FYE December 31, 2008
        Filed February 27, 2009;
        Form 8-Ks filed July 23, 2008 and September 16, 2008
        File No. 0-52545

Dear Mr. Rule:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise further comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Management's Discussion and Analysis

Liquidity and Capital Resources, page 11

1. We note the Letter of Intent for a Share Exchange Agreement ("agreement") between the company and ZZPartners, Inc. signed on July 23, 2008 and amended September 15, 2008 reported in Form 8-Ks filed July 23, 2008 and September 16, 2008, respectively. We further note in the amended agreement that ZZPartners extended the date to enter into a definitive agreement to October 15, 2008 and paid the company a $25,000 deposit. We are unable to locate disclosure on the current status of negotiations with ZZ Partners. Please advise. If the letter of intent with ZZPartners is not being pursued, provide clear disclosure of this and state when negotiations between the parties ceased.

Signatures

2. Please include the signature of your controller or principal accounting officer as required by Form 10-K. See General Instruction D.(2) to Form 10-K. If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See General Instruction D.(2) to the Form 10-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please call Janice McGuirk at (202) 551-3395 or Pam Howell, reviewer, at (202) 551- 3357 with any questions.

Sincerely,

John Reynolds
Assistant Director